August 13, 2010

<u>via U.S. mail and facsimile</u>

Carol Meyrowitz, President
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

RE: The TJX Companies, Inc.
Form 10-K for Fiscal Year Ended January 30, 2010 and filed March 30, 2010
File No.: 1-04908

Dear Ms. Meyrowitz:

We have reviewed your July 26, 2010 supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14A</u>

<u>Fiscal 2010 Special Bonuses, page 20</u>

1. We reissue comment three from our letter dated June 25, 2010. We note your response regarding the MIP plan for 2011. However, please confirm that to the extent future targets are segment targets, you will disclose. Regarding the performance based restricted stock, please note that we are only requesting disclosure after the performance period has ended. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.

Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Carol Meyrowitz, President
        Via facsimile to (508) 390-2199